EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-68940) of our reports dated February 6, 2003, with respect to the consolidated financial statements and schedule of Simon Property Group, L.P. included in the Annual Report (Form 10-K) for the year ended December 31, 2002.

ERNST & YOUNG LLP

Indianapolis, Indiana
March 26, 2003